UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

VectivBio Holding AG

(Name of Issuer)

Ordinary Shares, CHF 0.05 nominal value per share

(Title of Class of Securities)

H9060V101

(CUSIP Number)

Forbion Capital Partners

Gooimeer 2-35,

1411 DC Naarden

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H9060V101

(1)	Name of Reporting Persons: Forbion Growth Opportunities Fund II Coöperatief U.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,478,260
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,478,260

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,478,260
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.7%*
(14)	Type of Reporting Person (See Instructions): OO

*

The percent of class was calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on 45,166,599 shares outstanding as reported in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on June 16, 2022.

CUSIP No. H9060V101

(1)	Name of Reporting Persons: Forbion Growth II Management B.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,478,260
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,478,260

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,478,260
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.7%*
(14)	Type of Reporting Person (See Instructions): OO

*

The percent of class was calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on 45,166,599 shares outstanding as reported in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on June 16, 2022.

CUSIP No. H9060V101

(1)	Name of Reporting Persons: FCPM III Services B.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,478,260
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,478,260

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,478,260
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.7%*
(14)	Type of Reporting Person (See Instructions): OO

*

The percent of class was calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on 45,166,599 shares outstanding as reported in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on June 16, 2022.

CUSIP No. H9060V101

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, CHF 0.05 nominal value per share (the “Ordinary Shares”) of VectivBio Holding AG (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at Aeschenvorstadt 36, 4051 Basel, Switzerland.

ITEM 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being jointly filed by Forbion Growth Opportunities Fund II Coöperatief U.A. (“Forbion Growth II”), Forbion Growth II Management B.V. (“Forbion Growth II Management”) and FCPM III Services B.V. (“FCPM III”). They are sometimes referred to collectively herein as the “Reporting Persons”. The Ordinary Shares to which this Schedule 13D relates are held directly by Forbion Growth II.

(b)	The business address and principal office address of the Reporting Persons is Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

(c)

Forbion Growth II is a joint investment vehicle. FCPM III is the director of Forbion Growth II Management, which, in turn, is the director of Forbion Growth II. The principal business of each of the Reporting Persons is capital investing on behalf of its investors.

(d)-(e)

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the Reporting Persons is a private company with limited liability incorporated under the laws of the Netherlands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

Private Placement

On June 14, 2022, Forbion Growth II, represented by Forbion Growth II Management., entered into a Subscription and Share Purchase Agreement (the “Purchase Agreement”) with the Company, pursuant to which the Company agreed to issue and sell an aggregate of 3,478,260 Ordinary Shares at a price of $5.75 per share in a private placement (the “Private Placement”). Forbion Growth II purchased the shares for an aggregate of $19,999,995, using funds from working capital. The closing of the Private Placement occurred on June 27, 2022.

Pursuant to the Purchase Agreement, as of the closing of the Private Placement, Forbion Growth II received the right to nominate one person to the board of directors of the Company (the “Board”), to be proposed by the Board for election at a general meeting of shareholders that the Company has agreed to hold prior to the end of this year. For the interim period between the closing of the Private Placement and the potential election of the Investor’s proposed board designee by the Company’s general meeting of shareholders, and in case the Company’s general meeting of shareholders does not elect such proposed board designee, Forbion Growth II has the right to have a designee attend meetings of the Board, subject to certain exceptions and restrictions.

CUSIP No. H9060V101

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Subscription and Share Purchase Agreement, a copy of which is filed as Exhibit 99.2 hereto, and is incorporated by reference into this Item 4.

General

Forbion Growth II acquired the above-described Ordinary Shares based on the belief that such securities represented an attractive investment opportunity.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, including, without limitation: (a) the acquisition or disposition of Ordinary Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Company, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Ordinary Shares or other securities of the Company, dispose of some or all of the Ordinary Shares or other securities of the Company, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Ordinary Shares.

The Reporting Persons intend to review their investment in the Ordinary Shares from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Ordinary Shares in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)–(b)	As a result of the foregoing transactions, the Reporting Persons currently beneficially own 3,478,260 Ordinary Shares of the Issuer, which represents approximately 7.7% of the outstanding Ordinary Shares of the Issuer based on 45,166,599 shares outstanding as reported in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on June 16, 2022.

CUSIP No. H9060V101

(c)	Information with respect to all transactions in the Ordinary Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 hereof are incorporated into this Item 6 by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Subscription and Share Purchase Agreement, dated as of June 14, 2022, by and among the Issuer and Forbion Growth II (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on June 16, 2022).

CUSIP No. H9060V101

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 7, 2022

FORBION GROWTH OPPORTUNITIES FUND II COÖPERATIEF U.A.

By:	Forbion Growth II Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION GROWTH II MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FCPM III SERVICES B.V.

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors